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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a transcript of a video presentation to HP employees by Susan
D. Bowick, HP's Vice President and Director, Corporate Human Resources. The transcript is posted on HP's internal web site.

SUSAN D. BOWICK:

Okay, thanks Robin. Well I thought that we would probably have a standing-room-only group today for the topic and I'm not disappointed, frankly. The first one, I've had several of you say, what was the first Compaq merger discussion and I think it was a fairly small audience learning about the do's and don'ts of what's legally possible during this stage of where we are with the merger of Compaq.

However, given the events of the recent four weeks and also the topic of culture and what does this mean going forward, I as well as all of you in the room have a lot of personal interest in this topic and find it really at the heart of a lot of the changes and the uncertainties and the possibilities frankly that we have going forward.

So even from the title of the topic here, one strong new company, one strong new culture, that starts to speak a little bit about how the management teams and the integration office are really approaching this whole task of the integration with Compaq. I will be speaking for probably about 20 to 25 minutes and I think that should give us a lot of time for Q&As at the end. And I am also guessing that a lot of the things that are on your mind

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might loosely fit under the banner of culture but they're probably much more along the lines of what will I know when. What does it mean for organization, for jobs, for what will happen when, etc.

And so I'm just anticipating that we will have a very free-flowing discussion here at the end and I welcome any and all of those types of questions, since it seems like I am spending a lot of my life these days in one meeting or another with probably 80% of the time focused on helping build one strong new company. And as a part of that one strong new culture.

Now, philosophically there have been conscious discussions around even the title as I said earlier, that the real strength of this integration with Compaq and it is the vision that we would end up with one strong new company. And in order to do that culture and cultural integration and how you get things done and how you work together and what kind of a place this feels to work for all of the employees is at the heart of the matter.

And I would like to go through some of the initial thoughts that we have in place around cultural integration. This is by no means a fully baked set of actions we're taking because culture tends to be, in my mind, something like the word vision. Everybody has their own interpretation of what culture is, what

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needs to be done and what it means to them. So, let me do a little bit of frame setting at least for what my definition of cultural integration is.

It's the process by which an organization merges distinct cultures, values, norms, leadership and people practices. The goal for this merger with Compaq is that as a result of the merger of the cultures, employees will be engaged, committed to and willing to identify with the new enterprise so that we can achieve strategy, the vision, the values and most importantly, the results that are possible through the combination of these two companies.

Now one of the things that I presented at the very first meeting where Carly's staff and Michael's staff got together in Houston and it was all of their current staff so there were about 40 or 50 of the most senior managers from both companies in this room, was an iceberg. And what we've learned and what the world tells us about cultural integration is that the soft side of integrating two companies is the hardest side of integrating two companies.

So if you think of an iceberg, the part above the water line which is the visual part, the comfortable part, you can see it coming up, is what tends to get the majority of the attention

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during something like this. So the above the iceberg part or the things like what do we do with the financial systems, what fiscal calendar are we on? What is the product roadmap for the new company? How do we organize around customers, etc. Those are tangible, they're visible, and they're things that are very safe and easy in a way to work on because they're the how you run the business.

The below the water line piece though and an iceberg as with a merger is much bigger than the above the water line piece. The below the water line piece which unless it's consciously managed and integrated into everything you do, can be where the Titanic would run into it. But the below the water line issues are things like how do decisions get made? What sort of behaviors are the norm around here? What are people valued for? How do we deal with this period of protracted uncertainty when we've announced the intent to merge two companies and all we feel is uncertainty, what we're reading in the press is what may not, are the things that are difficult to manage, etc. So how do you deal with the motivation of people and the uncertainty and the fear that goes through this uncertainty and it's protracted.

How will the new organization work? Will I have a voice and will I be valued in the new company? How will the governance structure be set up? Who's in charge? What happens if you don't

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get the results in the new company, etc. So all of those things are the below the water line issues that I think are roughly part of the culture integration.

Another word for culture in my mind is operating environment. It's how do we get things done around here, what does this environment feel like? Is it something that I can identify with, feel valued, feel a part of, and basically how do I work with other groups of people that may not be like me in order to get some common results.

So culture is big, there's soft parts of it and hard parts of it and it deals with really the core I think of a lot of the press that you're reading, about the HP Way and what kind of a company will this be going forward given that Compaq is such a large company that it is not an automatic slam-dunk of a 1,500 person or 2,000 person unit into a much bigger HP culture. Obviously we have to do something very different in this than has been done in some of Hewlett-Packard's previous acquisitions.

So culture alignment and performance, there is a critical linkage here. And the idea here is that cultures are not good or bad, right or wrong, but the cultural attributes of how you operate a company and what kind of work environment you have can tie directly to your ability to get results. And so what this plot

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shows is that if you have a culture where there is a performance ethic that is on the Y axis and a cultural alignment across the X axis, the ideal place where you would like to be in a company is on the top right, where you have a strong aligned culture and it helps the business meet its results.

Let me give you some examples because HP has been known for culture for years, for the values, for the HP Way. So how do you get something that sounds soft and start mapping it onto business performance? If you think of how we have traditionally talked about HP and think of a concentric circle, at the center we have had the values of the company. They have been timeless, there are five values that have stood us well over the years. The innovation, the teamwork, the integrity, etc.

The next ring of the concentric circle at HP has been the objectives. The number one being profit. There are other objectives in there around customers, fields of interest, citizenship, employees, etc. And then the outer ring of the circle are the practices, which are the tangible kinds of programs or benefits or rules or way we get things done.

And if you think of what changes based on what businesses you're in and what happens in the outside world, it's those practices that are constantly changing in order for an organization to be

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competitive and meet its goals. An example, HP's culture has been developed over
60 years, it is not something that changes overnight, it evolves. The culture was primarily built around a test and measure company that had individual stand-alone products. Those products had lifecycles, in many cases of five, six, seven years.

They had a very heavy R&D content and the organization model that at least I grew up in because I was in test and measurement for the first 13 years at HP, was to have a stand-alone business identified as a division. It was usually on a separate site and you had identifiable competitors that were also like yours and you were selling boxes.

So the type of culture that made that kind of business successful was one with deep technology, autonomy, it was one with very high attention to quality. The definition of teamwork usually included just the people that you could walk down the hall and see. That was the team. And the way that you innovated was fairly well defined by what you could control inside your division on your site.

If you morphed that to some of the businesses that Hewlett-Packard is in today, totally different business models, much more high value, much more commodity-type products, much more

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outsourcing of manufacturing, logistics and distribution. And also we're definitely in an interdependent environment because we can't afford to duplicate things over and over. A lot of HP's reinvention over the last couple of years has directly addressed the need to leverage things globally. Move faster, be more externally focused and be world-class competitive in all of the businesses that we are in.

So what drives change when you get back to those concentric circles, the practices that you have internally are really driven by the businesses you're in, what it takes to succeed and compete in those business. The rate of change that is forced upon you by things going on in the external world and as we've experienced over the last year, the rate of uncertainty that we have had inside the company as we have had to adjust to declining revenue and moving to a front-end/back-end organization architecture, has challenged us all beyond anything we have done.

Now add the possibility and the reality of the next couple of years with the integration with Compaq and I think that it is another set of things that we will manage through but it certainly does add another layer of uncertainty and need to look at practices going forward in this one strong new company, one strong new culture.

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But the end goal is that the culture and those practices are aligned and they make us successful in the businesses that we are in.

So the goals, and again, maybe to use one of Carly's words, they're aspirations because none of this comes easy and it is not something that comes from memos or from brochures or from just a few people at the top. But the goal is really HP and we're calling it Newco here, meaning the new HP. We need to honor the past and build on what we know about good people and leadership practices but at the same time we have to secure our future business success by moving the culture and the practices to what it will take to be successful as a new company.

So to build it we want a culture that is clearly defined and broadly understood. We want something that reflects the business strategy and the brand. You have all seen in the announcements that the Hewlett-Packard brand will be the brand for the new company. Invent is a very heavy tag line there. That will remain. But what the brand attributes are for our customers are also very much reflected internally as well in terms of the trust, the good relationships, the quality of the products, somebody that I like to work with, somebody that partners with me.

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So we are directly linking what we do on the culture integration work with what we also doing with the brand because we want to be the vendor of choice, the partner of choice, the employer of choice and the investment of choice if you will in the new company.

The culture needs to support best-in-class performance for customers, shareowners, and employees. So culture is not only about how we do things internally it's about how we do things internally so that our shareowners and customers see value in everything we do.

The culture can also produce alignment and commitment and excitement. As I showed on the earlier slide, it also produces a competitive advantage. If you are working in a way that empowers your workforce, they're jazzed about it, they're committed about it, you get results and you do that on behalf of customers.

And then finally, the new culture and the real test is what we say we stand for reflected in the actions and the behaviors of core leaders throughout the company. And by core leaders I don't mean Carly and Michael Capellas or the Executive Council, I personally feel that every employee in both companies plays a part in what type of culture we have going forward. And we're coming from very many different places today.

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So close day deliverables and I don't want you to take this as the only thing we're looking at but maybe a bit of description is in order. The integration team between now and the close of the deal, is really chartered to be able to do planning for the integration. So we are breaking things out between now and close day and to planning and work streams and decision making that cannot be really communicated or involve broad numbers of people until after close.

So some key words are close of planning, which we're still targeting for February 1st. Close day would be after we have regulatory and shareowner approval, still planned for sometime in the first half of `02. And then there are a lot of operational days where things would be put in place and changed for a two to three year period after close day.

So culture and close day is only the very beginning of what is a long journey. This is not the endpoint. But what we are looking at having in place between now and available for close is the following. That we will have worked the culture issues actively with the leadership team and we will have a culture-committed, empowered group of leaders at multiple sites that understand what the values, objectives and practices are. How they tie to the business success and they're capable and enthusiastic about

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standing up and having conversations with groups of employees like we're having here today about what kind of a place is this going to be to work going forward. How does our culture line up with results and what does this place still stand for?

Second, there will be key HR program and systems visibly aligned to the new culture. So if you think of HR programs and some of the things that have changed here at HP over the last, it started aligning us to a culture that rewarded ourselves based on how well we did in the market. So increased emphasis on external focus. That is probably something we will continue going forward but the HR programs and the services are really representative of the practices we put in place.

The third bullet. It's really critical that the employees from both companies that are out there in front of our customers, understand again what the company stands for, how they fit in. So there's a special emphasis on the customer-facing employees to have them prepped and ready to go on day one. The new culture orientation would be prepared and ready to be deployed throughout the organization.

Now it sounds a little bit analytical but frankly a lot of people are asking what will be the values of the new company, what is the culture, what happens to the HP Way, what happens to the

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Rules of the Garage. So there is a lot of alignment and coalescing and enthusiasm around what will the company stand for.

I did a coffee talk at, for two groups like this at Compaq week before last and I got several questions. In fact the first questions from the group were what do I think the culture will be in the new company. And there are certain stakes in the ground that I can tell you will not change in the combined company because Carly and I as well as the management teams in both companies feel very strongly about them and you will see some of those come out in a minute.

And then culture does set the context for governance and accountability. And so as we look at the governance of this combined new company, how do we want to work together starting at the Executive Council and the integration teams that are working together now that are populated about half by Compaq and about half by HP. Culture is a big part of how we are working together from the beginning.

So the current steps and I have talked about this top one a little bit. We have gotten the issue of what kind of an employer do we want to be and how do we want to work on the soft sides of this integration, on the agenda and on the table from day one.

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So there are proactive linkages between the culture work and all of the other work streams that are going on in the integration office right now. Carly has sent a letter to employees inside HP who have been interviewed. We have a cultural due diligence process that we started several weeks ago. And there have been about 130 focus groups conducted already in both Compaq and Hewlett-Packard, globally, to find out what employees and managers have to say about their current culture and what they think works and what doesn't.

What they think is going to be something important to them going forward in the new culture. And thoughts that they have that they want to be incorporated into all of discussions we're having around cultural due diligence. So the interviews of about 150 of the senior leaders are about three-fourths complete. Like I said we've had about 130 focus groups and we are evaluating and looking at what sort of a survey methodology we could use or whether we'll use some questions on hpNOW gather input from a broader population base inside Hewlett-Packard.

The cultural integration team meets with the combined EC and by that, I mean Carly's new Executive Council. We had our first meeting three weeks ago and I will show you in a minute just some of the initial outcomes of that discussion but cultural integration was about a third of our first agenda topic. So what

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we're looking at is a planned approach to cultural integration, identifying the cultural cornerstones and in order to do that we're also looking at a lot of archival material about what we've had inside HP in the past. So again, we can build on it.

And we're beginning to engage the broader coalition. Like I said, I think that will be through an interactive Web-based [tool]. And then we are connected with the brand and communication work. So these are the early steps that we are taking to understand where the cultural attributes of both companies are. Look at where there's similarities, look at where there are gaps, but more importantly it doesn't really do you too much good to look at the gaps between Compaq and Hewlett-Packard that contend to polarize and simplify and stereotype. They do this, they do that.

What we really are after is creating the one strong new company, one strong new culture and then moving both companies towards something new. And again connecting with the brand work.

So what I will show you here is an exercise, I'm going to have to read this one myself. But at the first Executive Council meeting, we did an exercise where we listed what were the attributes and the descriptions we would have that were important to us in starting to build a new culture. And it was a list of

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things that you would expect like, trustworthiness, innovative, customer focused, fast, accountable, good place to work.

And it was our first discussion but what is I think kind of interesting about this is that one of the people on the cultural integration team that's been at HP for a long time, took the list of things that we had brainstormed and mapped them against the HP way historical values to see where the connections were. And if you think back to the concentric circle and the five values about trust and respect, high level of achievement, conduct our business, common objectives through teamwork and flexibility and innovation, every one of these topics got addressed without a design even in the conversation that we had.

So for example, trust and respect were values that the new EC had on our list. A diverse group of highly capable and innovative people, those were the words that we used that we want to further the diversity and inclusive approaches that we have stood for in Hewlett-Packard. We don't want to lose ground there.

Stimulating environment was something else that we had called out. High level of achievement and contribution. That we were all over that one. Meet or exceed customer expectations. Uncompromising integrity. Open and honest. Earn the trust and loyalty of others. Achieving objectives through teamwork, and

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this includes suppliers, distributors, channel partners and others whose contributions are also essential to our success.

Innovation. Again, the inclusive work environment. And then clearly stated and agreed upon objectives. Now this is the first discussion out of the shoot and values become objectives, objectives become practices but when you hear Carly or Michael talk about the fact that we're starting from a similar set of values, that is very true. The practices, even within Hewlett-Packard tend to be different depending on where you work and it could whether you're in a printer business in San Diego, you probably have a pretty different culture than if you're in a printer business even in Boise. So we have tribes or sub cultures even within Hewlett-Packard.

And certainly Compaq with the acquisitions that they have had of Tandem and Digital, have subcultures within their cultural as well. So neither company is homogeneous today. We are a product of a lot of different things that have happened in both companies over the years that we have been in existence. And frankly, assuming that where the culture is of either company is a slam-dunk right answer for the combined new company, is a probably a fallacy.

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The idea for us at the Executive Council is when we meet again in December, and these are the folks that you have seen. Carly name here, we will continue to work the values and I think get that part defined first. And then the values will then be linked to practices of what that means for employees, shareowners, customers and partners. So that's the framework that we are looking at.

So what the culture work is I think the foundation really for what kind of a company the new HP will be. It will honor our past, it will build on our past but it will also help us secure the future, which is the realization of the business strategy that both Hewlett-Packard and Compaq have stated.

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended October 31, 2000 and HP's registration statement on Form S-4 filed on November 15, 2001.

HP assumes no obligation and does not intend to update these forward-looking statements.

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ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On November 15, 2001, HP filed a registration statement with the SEC containing a preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are stockholders for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that
Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

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Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer,
and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

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